UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69505

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>10/01/2024</u> AND ENDING <u>09/30/2025</u>
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>Charles Towne Securities, LLC</u>

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

<u>123 Island Park Drive</u>
<center>(No. and Street)</center>

<u>Charleston</u>	<u>SC</u>	<u>29492</u>
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

<u>Paul Ebert</u>	<u>201-738-9373</u>	<u>pebert@bigapplegrp.com</u>
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>Jerome Davies, C.P.A., PC</u>
<center>(Name – if individual, state last, first, and middle name)</center>

<u>3065 Sandy Plains Road</u>	<u>Marietta</u>	<u>GA</u>	<u>30066</u>
(Address)	(City)	(State)	(Zip Code)

<u>04/25/2017</u>	<u>6363</u>
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, _PAUL EBERT_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _CHARLES TOWNE SECURITIES, LLC_____, as of _SEPTEMBER 30_____, 2_025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Paul Ebert*

Title:
CFO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Charles Towne Securities, LLC
(A wholly owned subsidiary of CTH-Advisors, LLC)

Financial Statements and Supplemental Disclosures

September 30, 2025

(With report of Independent Registered Public Accounting Firm)



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Charles Towne Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Charles Towne Securities, LLC (the Company) as of September 30, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Charles Towne Securities, LLC as of September 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Jerome Davies, CPA, P.C

Marietta, Georgia
December 8, 2025

Charles Towne Securities, LLC
Statement of Financial Condition
As of September 30, 2025

ASSETS		
Cash	$	13,376
Prepaid Expenses		2,611
TOTAL ASSETS	$	15,987
LIABILITIES & MEMBER'S EQUITY		
Liabilities	$	-
Member's Equity	$	15,987
TOTAL LIABILITIES & MEMBER'S EQUITY	$	15,987

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Statement of Operations
For the Year Ended September 30, 2025

Revenue	$	-
Expense		
Regulatory Fees		8,196
Professional Services		43,990
Technology and Communications		4,015
Other Operating		209
Total Expenses	$	56,410
	$	(56,410)
Net Loss		

accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended September 30, 2025

Member's Equity at September 30, 2024	$	19,797
Net Loss		(56,410)
Member's Contributions		52,600
Member's Equity at September 30, 2025	$	15,987

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Statement of Cash Flows
For the Year Ended September 30, 2025

OPERATING ACTIVITIES		
Net Loss	$	(56,410)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in Prepaid Expenses		(340)
Net Cash used by Operating Activities		(56,750)
FINANCING ACTIVITIES		
Member Contributions		52,600
Net Cash provided by Financing Activities		52,600
Net Decrease in Cash		(4,150)
Cash at the Beginning of Year		17,526
Cash at End of Year	$	13,376

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:
Charles Towne Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements, M&A, and corporate financial advisory services to various companies in the United States. The Company signed its membership agreement with FINRA on September 4, 2015. The Company is a single-member limited liability company wholly owned by CTH-Advisors, LLC (the "Parent"). The owner changed its name from Charles Towne Holdings, LLC as of October 23, 2023. As a limited liability company, the member's liability is limited to their investment.

Significant accounting policies:
Basis of accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Under the accrual basis of accounting, revenues are recognized when they are earned, and expenses are recognized when the underlying obligations have been incurred.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivables are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by an allowance for credit losses that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of the company's collection experience, the customer's creditworthiness, and current economic trends, estimates the portion, if any, of the balance that will not be collected.

Revenue recognition: The Company recognizes revenue from contracts with customers in accordance with ASC 606 Revenue from Contracts with Customers, which creates a single framework for recognizing revenue from contracts with customers that is within its scope.

Pursuant to ASC 606, the Company recognizes revenue when it satisfies its performance obligation by transferring control over goods or services to a customer.

Revenue from contracts with customers includes investment banking fees which consist of private placement and merger and acquisitions (M & A) advisory services, and referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a

point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking services and referral fees is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue may be recognized over time where the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (unearned revenue).

Subsequent Events: Management has evaluated subsequent events through the date that the accompanying financial statements were issued.

Note 2. Income Tax Status

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal income tax purposes, the Company is accounted for as a division of the Parent and does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of the Parent. Therefore, no income tax liability nor provision expense has been recognized as the members of the Parent are individually liable for income taxes, if any, on their share of the Parent's net income or loss.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment or material accrual to the financial statements to comply with the provisions of this guidance.

Note 3. Net Capital Requirement

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2025, the Company had net capital of $13,376 which was $8,376 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

Note 4. Related Party

The member provides office space to the Company at no cost pursuant to an informal agreement. Financial position and results could differ from the amounts in the accompanying financial statements if this related party agreement did not exist.

Note 5. Concentrations

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not incurred any losses on such accounts and management believes it is not subject to any significant credit risk on such balances.

Note 6. Commitments and Contingencies

The Company had no commitments or contingencies that require disclosure in the financial statements of the notes thereto.

Note 7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of several classes of services including private placements, M&A, corporate financial advisory services and broker receiving fees for private placements referrals. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income (or loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 8. Net Loss
The Company incurred a loss for fiscal year end 2025 and was dependent upon capital contributions for working capital and net capital. The Company's member has represented that it intends to continue to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

Charles Towne Securities, LLC
Schedule I
Computation of Net Capital Under SEC Rule 15c3-1
September 30, 2025

Net Capital

Member's Equity	$	15,987
Less Non-allowable Assets:		(2,611)
Net Capital		**$13,376**

Aggregate Indebtedness	$	-

Computation of Basic Net Capital Requirements

Minimum net capital requirement		
(the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	8,376
Ratio of Aggregate Indebtedness to Net Capital		0 to 1

Note: There is no material difference between Net Capital as computed above and the Company's computation as shown on its FOCUS Report form X-17A-5 Part II-A dated September 30, 2025.



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Charles Towne Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Charles Towne Securities, LLC (the Company) did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff, and (2) the Company stated that the Company met the identified conditions for such reliance throughout the year ended September 30, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073 and as discussed in question #8 of the related FAQ issued by SEC staff.

Jerome Davies, CPA, P.C

Marietta, Georgia
December 8, 2025

Charles Towne Securities, LLC
Exemption Report
September 30, 2025

Charles Towne Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption from 17 C.F.R § 240.15c3-3 under paragraph (k) in reliance upon Footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff.

During the reporting period:

1. The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

2. The Company engaged solely in the following activities:

   a. Private placement of securities
   b. Mergers and acquisitions
   c. Corporate financial advisory services
   d. Broker receiving fees for private placements referrals.

Management reviewed the provisions of Rule 15c3-3 and the related guidance in Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff.

The Company met the identified conditions for reliance on Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff throughout the year ended September 30, 2025, without exception.

I, Paul Ebert. swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true and correct.

Paul Ebert
Chief Financial Officer
Charles Towne Securities, LLC

Paul Ebert
_____

12/06/2025

II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Charles Towne Securities, LLC
Supplemental Schedule III
Other Information
September 30, 2025

III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

With respect to the information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.34- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.